Mail Stop 4561

October 3, 2008

Via Facsimile (213) 617-8106 and U.S. Mail

Hasmik Yaghobyan
Chief Financial Officer and Director
Ventura Assets Limited
2241 Flintridge Drive
Glendale, CA 91206

> **Re: Ventura Assets Limited**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 19, 2008**
> **File No. 333-152976**

Dear Ms. Yaghobyan:

We have reviewed your amended filing and have the following comments.

Item 17. Undertakings, page 40

1.   We note that you did not include the undertaking required by Item 512(h) of
Regulation S-K in your revised Item 17 disclosure, nor did you provide an explanation
in your response letter of why you did not include the undertaking. Therefore, we
reissue comment 9 of our September 8, 2008 letter. Also, please advise why you have
included the proviso in Item 512(a)(1)(iii)(B) and the undertaking in Item 512(a)(6) in
your amended registration statement, as neither appears to apply to this offering.

Exhibit 5.1

2.   The legality opinion expresses its opinion as to the "corporate laws of the State of
Colorado." Please submit a revised legality opinion that states that the opinion's
reference and limitation to the corporate laws of Colorado include the statutory
provisions and also all applicable provisions of the Colorado Constitution and the
reported judicial cases interpreting those laws currently in effect.

As appropriate, please amend your registration statement in response to our
comments. Your responsive amendment should also include a marked copy of the amended

filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Matthew Crispino at (202) 551-3456 or, in his absence, me at (202) 551-3462. If you require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief